EXHIBIT 11

                       FARAH INCORPORATED AND SUBSIDIARIES


         STATEMENT REGARDING COMPUTATION OF NET INCOME (LOSS) PER SHARE

Net income per share is based on weighted average shares of common stock and common stock equivalents outstanding. Stock options are included as common stock equivalents under the treasury stock method, where dilutive. Additional dilution from the Company's convertible subordinated debentures, which are not common stock equivalents, is not material. Net loss per share is based only on weighted average shares of common stock outstanding.

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 (SFAS 128), "Earnings Per Share." SFAS 128 superseded APB Opinion No. 15, "Earnings Per Share." SFAS 128 requires dual presentation of basic and diluted earnings per share on the face of the income statement for entities with complex capital structures. SFAS 128 is effective for annual and interim periods ending after December 15, 1997. Earlier application is not permitted. Implementation of SFAS 128 would not have had a material impact on the Company's earnings per share for the second quarter of fiscal 1997 or the six months ended May 4, 1997.




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